Exhibit 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BYLAWS OF NKGEN BIOTECH, INC.

This Amendment No. 1 (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of NKGen Biotech, Inc., a Delaware corporation (the “Corporation”), is adopted effective as of April 15, 2026, by the Board of Directors of the Corporation (the “Board”) pursuant to Article V.F of the Second Amended and Restated Certificate of Incorporation of the Corporation, dated September 29, 2023 (the “Certificate of Incorporation”) and Section 13.1 of the Bylaws;.

Section 4.1 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 4.1 Number. The maximum authorized number of directors of the Corporation shall be nine (9).”

Except as expressly amended hereby, the Bylaws shall remain in full force and effect.